EXHIBIT 21.1

List of Subsidiaries of Merriman Curhan Ford Group, Inc.

Merriman Curhan Ford & Co., California (active)

MCF Asset Management, LLC, Delaware (active)

Panel Intelligence, LLC, Delaware (active)

MCF Wealth Management, LLC, Delaware (inactive)

Ratexchange 1, Inc., Delaware (inactive)

Xpit Corporation, Delaware (dissolved)

RMG Partners Corporation, Delaware (sold)